GOLCONDA RESOURCES LTD.
780, 521 – 3rd Avenue S.W
[redacted]
32-8650

05012242

#82-3167

October 25, 2005

NEWS RELEASE

Copper-Zinc Mineralization intersected at Wapawekka, Saskatchewan

Golconda Resources Ltd. is pleased to announce that a drill program to test several anomalies outlined by an airborne survey flown in April, 2005 over its Wapawekka property intersected copper-zinc sulphide mineralization in a zone parallel and about 500 m distant from the massive sulphide zone intersected in 2001 by three drill-holes. That zone showed an estimated true thickness of over 20m in hole WAE-2.

This year's drill program tested four of the thirteen anomalies –outlined by the airborne survey– with two diamond drill-holes each.

The first three anomalies are situated in the northwestern part of the property and are regionally-developed parallel sulphide zones that can be traced for a distance of over 8 km. Elevated copper-zinc values in anomaly One and elevated platinum values in several pyrrhotite (iron-sulphide) zones in anomaly Three warrant further drilling along the trend.

The fourth anomaly that was drill-tested is situated in the northeastern part of the property. It starts about 300 m away from Wapawekka Lake and runs to the northeast into the lake. The anomaly becomes considerably stronger about 350 m into the lake and stays strong for about 1500 m.

- Hole WEL-1 intersected, at 305 m depth, a 3.20 m thick exhalite zone consisting of cherts, silica sinter and a 1.20 m thick zone of laminated and disseminated sulphides (approximately 15%) with visible scarce chalcopyrite (copper) and sphalerite (zinc).
- WEL-2 was drilled 140 m to the northeast as close to the shore of Wapawekka Lake as possible. At 219.60 m depth it intersected a 0.90 m-thick zone of semi-massive and disseminated sulphide (approximately 25%) with a much higher content of copper and zinc sulphides. WEL-2 also intersected, from 360m to 395m, numerous quartz-calcite veinlets containing pyrrhotite and chalcopyrite. This zone could form part of the feeder system.

The strong increase in the copper and zinc content from WEL-1 to WEL-2 and continuing towards the higher values of the anomaly that start 350 m into the lake, as well as the great thickness of the parallel zone drilled in 2001, give this sulphide zone an excellent potential to contain economic massive sulphide mineralization.

A private party that can earn a 30% interest in the property by spending 1 million dollars is financing the exploration. Permits for winter drilling on the ice are being applied for. Samples have been sent to ALS-Chemex Labs in Vancouver and will be released when available.

Guenter Liedtke is the designated qualified person responsible for exploration on the project under NI 43-101.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
E-mail: golcondaresources@telus.net Website: www.golcondaresources.com

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1 (13)
October 26, 2005 at 1 pm

AMER SPORTS CORPORATION'S INTERIM REPORT JANUARY-SEPTEMBER 2005
Amer Sports' net sales in local currencies up 5%

- Amer Sports' net sales in the January-September period of 2005 increased by 4% to EUR 805.2 million (January-September 2004: EUR 774.9 million).
- Earnings before interest and taxes (EBIT) amounted to EUR 69.1 million (66.5), including EUR 5.9 million in capital gains from the sale of properties. Earnings per share were EUR 0.63 (0.64).
- Amer Sports Corporation's acquisition of the Salomon business and its brands was seen to completion on October 19, 2005. Salomon will be consolidated into Amer Sports Corporation's figures as from October 1, 2005.
- In 2005, Amer Sports' comparable net sales in local currencies - exclusive of Salomon - are expected to grow by 5% compared with last year. The Salomon acquisition will substantially increase Amer Sports' net sales in the last quarter of the present year. The Salomon transaction is not estimated to significantly affect Amer Sports' earnings per share in the current fiscal year. Earnings per share are expected to amount to EUR 0.90-1.00.

EUR million	1-9/2005	1-9/2004	Change %	2004
CONTINUING OPERATIONS				
Net sales	805.2	774.9	4	1,035.9
Gross profit	329.7	322.8	2	435.8
EBIT	69.1	66.5	4	100.5
Financial income and expenses	-3.6	-2.5		-3.5
Earnings before taxes	65.5	64.0	2	97.0
Net result, continuing operations	44.6	45.2	-1	68.6
Discontinued operations	-	13.5		14.0
Net result	44.6	58.7		82.6
Earnings per share, continuing operations, EUR	0.63	0.64		0.96
Earning per share, discontinued operations, EUR	-	0.19		0.20
ROCE, % *)	17.2	15.4		17.7

*) 12 months' rolling average

Roger Talermo, President and CEO:

"Amer Sports' acquisition of the Salomon business became effective on October 19, 2005. The work to integrate the business operations of Amer Sports and Salomon can now begin. Our aim is to increase Salomon's profitability to meet our financial targets. The estimate of synergies we made when the transaction was announced has been confirmed. These synergies are primarily generated by industrial operations in the winter sports business. In addition, synergies are expected in administration and R&D.

In the January-September period, Amer Sports' net sales rose by 4%. Net sales growth in local currency terms amounted to 5%. The fastest sales growth was seen in the Fitness Equipment Division, whose net sales increased by 16% in local currency terms.

The trend in Racquet Sports remained favorable. In local currency terms, net sales rose by 6% in the January-September period compared with the corresponding period of the previous year. The net sales and EBIT of the Golf Division underperformed

expectations. Net sales were down 5% in local currency terms compared with the same period a year ago. Net sales of Sports Instruments declined by 5% in January-September.

Growth in Team Sports was better than expected. Net sales rose by 10% in local currency terms compared with the corresponding period of the previous year. Sales in Asia Pacific grew by 52%.

Thanks to the robust third quarter, the net sales of Winter Sports increased by 2% in the January-September period. September saw the division break all its previous monthly delivery records. Sales of alpine ski boots were up 42%. Alpine ski boots comprise the Winter Sports Division's fastest-growing product group."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

A press conference on Amer Sports' financial results for the January-September 2005 period will be held for analysts and the media today at 3 pm Finnish time at Amer Sports' Helsinki headquarters (Mäkelänkatu 91).

AMER SPORTS CORPORATION'S INTERIM REPORT JANUARY-SEPTEMBER 2005

In January-September 2005, Amer Sports' net sales were EUR 805.2 million (January-September 2004: EUR 774.9 million). Earnings before interest and taxes (EBIT) amounted to EUR 69.1 million (66.5). Earnings before taxes were EUR 65.5 million (64.0) and earnings per share were EUR 0.63 (0.64).

In 2005, Amer Sports' comparable net sales in local currencies - exclusive of Salomon - are expected to grow by 5% compared with last year.

The acquisition of Salomon will substantially increase Amer Sports' net sales in the last quarter of the present year (Salomon's net sales in October-December 2004 amounted to EUR 253 million). The Salomon acquisition is not expected to have a significant effect on Amer Sports' earnings per share in the current fiscal year. Earnings per share are estimated to amount to EUR 0.90-1.00 (continuing operations in 2004: EUR 0.96).

JULY-SEPTEMBER NET SALES AND EBIT

Consolidated net sales in July-September rose by 5% in local currency terms and amounted to EUR 294.2 million (278.4).

Sales by the Fitness Equipment Division increased by 16% in local currency terms on the corresponding period of the previous year. Sales by the Sports Instruments Division fell short of the objectives, declining by 11% in local currency terms.

Earnings before interest and taxes (EBIT) amounted to EUR 35.5 million (33.8). Earnings before taxes were EUR 34.7 million (32.3).

JANUARY-SEPTEMBER NET SALES AND EBIT

Amer Sports' net sales in January-September 2005 rose by 4% to EUR 805.2 million (January-September 2004: EUR 774.9 million). In local currencies, net sales grew by 5%. The Fitness Equipment Division's net sales increased by 16% in local currency terms. Sales increased by 10% in the Team Sports Division, 6% in the

Racquet Sports Division, and 2% in the Winter Sports Division. Sales declined by 5% in the Golf Division and likewise by 5% in Sports Instruments.

Net sales by geographical area in the January-September period were as follows: the Americas (including Latin America) 59%, EMEA (Europe, Middle East, Africa) 30%, and Asia Pacific 11%. In the Americas, sales grew by 2%, in EMEA by 5% and in Asia Pacific by 9%. In local currencies, net sales in the Americas grew by 5%, in EMEA by 5% and in Asia Pacific by 9%.

EBIT totaled EUR 69.1 million (66.5). The sale of properties increased EBIT by EUR 5.9 million. Gross profit margins were somewhat lower than in the previous year in the Winter Sports and Fitness Equipment Divisions.

Earnings before taxes were EUR 65.5 million (64.0) and earnings per share were EUR 0.63 (0.64).

Return on capital employed (ROCE) was 17.2% (January-September 2004: 15.4%).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 10.5 million (10.1). The Group's depreciation was EUR 11.2 million (12.0).

RESEARCH AND DEVELOPMENT

EUR 22.7 million (22.9) was invested in research and development, representing 2.8% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net financial expenses amounted to EUR 3.6 million (2.5) during the review period. Last year, the fair valuation of interest rate swaps decreased net financial expenses by EUR 1.5 million.

The Group's net debt at the end of September was EUR 142.6 million (December 31, 2004: EUR 133.2 million). The payment of the Salomon acquisition was carried out on October 19 instead of September 30 as originally planned. Due to the financing already secured for the payment, the Group's liquid assets amounted to EUR 278.9 million at the end of the period and interest-bearing liabilities to EUR 421.5 million, of which EUR 6.1 million comprised long-term liabilities. Consequently the equity ratio declined to 43.0% (September 30, 2004: 52.1%). The financing obtained did not impact on gearing, which was 29% at period's end (September 30, 2004: 34%).

Cash flow from operating activities after interest and taxes was EUR 32.3 million (9.3). Net cash flow from investing activities was EUR 2.4 million negative (-4.4). Dividends totaling EUR 36.0 million (33.1) were paid.

PERSONNEL

The Group had 4,348 employees at the end of the period under review (September 30, 2004: 4,189), with an average of 4,347 employees during the period. At the end of the period, a total of 2,178 (2,118) were employed in the Americas, 1,764 (1,692) in EMEA, and 406 (379) in Asia Pacific.

AMER SPORTS' SHARES AND SHAREHOLDERS

A total of 61.5% of Amer Sports Corporation's shares in issue were traded during the period under review, of which 43.7 million were traded on the Helsinki Stock Exchange and 0.1 million on the London Stock Exchange, to a total of 43.8 million shares. In Helsinki, the share price low was EUR 12.32, the high EUR 17.09, and

the average EUR 14.48. The company's market capitalization stood at EUR 1,134.1 million on September 30, 2005.

The listing of Amer Sports Corporation's shares on the London Stock Exchange ended on June 24, 2005.

There were 14,344 registered shareholders at the end of the period. 54.3% of the shares in issue were in foreign ownership.

Amer Sports Corporation's share capital totaled EUR 285,679,440 and the total number of shares in issue was 71,419,860 at the end of September.

All 500,000 of the 2005 warrants, approved by the AGM, were subscribed for by the end of the subscription period, which ran from January 2 to February 14, 2005. One warrant entitles its bearer to subscribe for one Amer Sports Corporation share whose accounting countervalue is four (4) euros. The share subscription period will commence on March 1, 2008 and end on December 31, 2009, and the price will be EUR 14.86.

16,950 new shares were subscribed for with the warrants from 2002 (5,650 warrants) during the review period. The corresponding increase in the share capital, EUR 67,800, was entered in the Trade Register on October 18, 2005. As a result of this increase, the share capital totals EUR 285,747,240 and the total number of shares in issue is 71,436,810. Shareholder rights commence from the registration date, October 18, 2005. The new shares were made available for trading on the Helsinki Stock Exchange on October 19, 2005.

At the end of the period, the Board of Directors had no outstanding authorizations to issue shares.

DIVISIONAL REVIEWS

RACQUET SPORTS

The core categories in Racquet Sports are tennis, squash, and badminton. Wilson is the world's leading manufacturer of tennis rackets. In tennis balls, Wilson is one of the top three companies on the global market.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	179.6	171.0	5
EBIT	26.0	22.4	16
ROCE, 12 months' rolling average, %	72.3	62.5	

The trend in the Racquet Sports Division remained favorable. In local currencies, net sales grew by 6% in the January-September period compared with the corresponding period of last year. Sales grew by 6% in the Americas, by 5% in EMEA and by 7% in Asia Pacific.

Net sales growth was attributable in large part to the worldwide success of Wilson tennis rackets. Many professional players scored victories with Wilson nCode rackets in 2005. Wilson tennis racket sales grew by 8% in local currency terms during the January-September period. Sales of tennis balls increased by 4%.

During the review period, Wilson's product launches included the world's first line of high-performance tennis rackets designed specifically for women called the W Line by Wilson. These rackets are based on Wilson's nCode technology and feature a new racket construction and distinct cosmetics.

The agreement making Wilson the Official Ball of the Australian Open came into effect during the third quarter.

The Racquet Sports Division continued to invest in and focus on increasing the market share of the global badminton market. Badminton equipment sales rose by 41% in local currency terms.

EBIT grew by 16% to EUR 26.0 million. EBIT was increased by higher sales and overall gross profit margins.

GOLF

Wilson is one of the world's leading manufacturers of golf equipment.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	118.5	126.6	-6
EBIT	1.8	3.4	-47
ROCE, 12 months' rolling average, %	-3.9	-33.2	

The Golf Division's net sales and EBIT underperformed expectations in the January-September period. Net sales in local currencies declined by 5% compared with the corresponding period of the previous year. Sales declined by 7% in the Americas and by 6% in EMEA. In Asia Pacific, sales were up 3%.

Sales of Wilson golf clubs decreased by 6% in January-September. Golf ball sales rose by 3% compared with the same period a year earlier.

According to the company's own estimates, the global golf market remained on a par with the previous year. Sales of golf clubs to the trade in the United States rose by 5% in January-September, while golf balls were up 2% (National Golf Foundation 10/2005).

EBIT was down EUR 1.6 million on the corresponding period of the previous year. This was a result of lower sales and the lower gross profit margins necessitated by a highly competitive marketplace.

Decisions to boost the Golf Division's operational efficiency and reduce costs will be made during the last quarter.

TEAM SPORTS

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball, and baseball.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	152.6	143.0	7
EBIT	21.4	18.9	13
ROCE, 12 months' rolling average, %	39.2	38.4	

Growth in Team Sports surpassed expectations. Stated in local currencies, net sales rose by 10% compared with the corresponding period of the previous year. Sales growth amounted to 8% in the Americas and 9% in EMEA. Sales increased by 52% in Asia Pacific.

The fastest growing product categories in Team Sports were baseball and softball bats and baseball training equipment. Sales of baseball equipment rose by 18%.

EBIT grew by 18% in local currency terms and amounted to EUR 21.4 million.

WINTER SPORTS

Winter Sports categories include alpine skiing, crosscountry skiing, and snowboarding. Atomic is the world's leading alpine ski brand.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	128.1	125.1	2
EBIT	3.2	9.1	-65
ROCE, 12 months' rolling average, %	22.8	28.7	

The Winter Sports Division's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October.

In local currency terms, the Winter Sports Division's net sales increased by 2% in January-September compared with the corresponding period of the previous year. Sales rose by 9% in EMEA. In the Americas, sales fell by 21%, which was partly due to poor weather conditions in the first part of the year. Sales of alpine ski boots were up 42%.

EBIT came in at EUR 3.2 million (9.1). One of the major reasons underlying the decline in EBIT was the waning of sales in North America.

The Winter Sports Division will continue to develop innovative products. The IZOR ski line, the first line to utilize nanotechnology, was very well received in all markets.

The order book for the rest of the year is on a par with the corresponding period of the previous year.

FITNESS EQUIPMENT

The Fitness Equipment Division is a full-line supplier of technically advanced, premium quality fitness equipment for the commercial and home markets. Precor is the world's leading manufacturer of elliptical crosstrainers.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	171.4	151.5	13
EBIT	17.5	16.3	7
ROCE, 12 months' rolling average, %	44.2	64.0	

The Fitness Equipment Division's net sales increased by 16% in local currency terms compared with the corresponding period of the previous year. Of the net sales, 77% were generated in the Americas, where sales were up 16%. Sales grew by 18% in EMEA and by 11% in Asia Pacific. Sales increased in all the main product groups.

Stated in local currencies, the Fitness Equipment Division's EBIT grew by 11%. The division was able to partly pass on the increased costs of steel and freight in its selling prices.

Expansion of Precor's product range into strength training and entertainment systems and services has bolstered Precor's position as a major international full-line supplier.

SPORTS INSTRUMENTS

Suunto is the world's leading manufacturer of sports instruments, most notably wristop computers, diving instruments, and compasses.

EUR million	1-9/ 2005	1-9/ 2004	Change, %
Net sales	55.0	57.7	-5
EBIT	4.1	5.5	-26
ROCE, 12 months' rolling average, %	28.7	30.1	

In the Sports Instruments Division, net sales in the January-September period declined by 5% in local currency terms. Sales declined by 3% in EMEA and by 11% in the Americas, but were up 11% in Asia Pacific. EBIT declined by 26% to EUR 4.1 million.

Sales of Suunto's diving instruments were at around the same level as last year. Sales of wristop computers declined by 4%. Wristop computers and diving instruments accounted for a total of 64% (62%) of Suunto's net sales in the review period. Sales of diving and watersports suits were at the last year's level.

Suunto sports instruments help outdoor enthusiasts and athletes to measure their performance, analyze their development, and share and compare their experiences.

SALOMON ACQUISITION

Amer Sports Corporation's acquisition of the Salomon business and its brands was seen to completion on October 19, 2005. The transaction was approved by both the EU Commission and the US competition authorities.

The transaction value is expected to be approximately EUR 485 million based on year-end 2004 figures. The final price will be set in accordance with net assets as at September 30, 2005. The transaction price includes EUR 144 million in goodwill. Amer Sports is financing the transaction with debt, which is expected to bring its gearing ratio to approximately 110% by the end of 2005.

The combined net sales of Amer Sports and Salomon (pro forma 2004) amount to about EUR 1.7 billion and their employees total 7,500. Salomon will comprise its own business area. Amer Sports and Salomon will continue to serve their customers around the world as before with their own separate sales organizations. Amer Sports and adidas-Salomon will cooperate for a maximum period of three years to ensure support for the transferred business.

Amer Sports expects to realize annual cost-savings of EUR 40 million at Salomon by the end of 2008 thanks to synergies and the restructuring measures that have already been initiated. The synergies will mainly be achieved from industrial operations in the winter sports business. In addition, synergies are expected in administration and R&D. Decisions to boost the efficiency of Salomon's business operations and lower costs will be made during the last quarter.

Salomon will be consolidated into Amer Sports Corporation's figures as from October 1, 2005. The Salomon acquisition will substantially increase Amer Sports' net sales in the last quarter of the current year. The transaction is estimated to have no significant impact on Amer Sports' earnings per share in the current fiscal year.

SALE OF REAL ESTATE

During the second quarter, Amer Sports Corporation sold a factory property and related company housing in Hyrylä. The properties were sold to two separate

Finnish real estate investors. The transaction price totaled about EUR 7 million, with the capital gains on the sale amounting to EUR 5.9 million before tax.

ADOPTION OF NEW IFRS STANDARDS

As from January 1, 2005, Amer Sports has applied the new IFRS standards IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) and IFRS 2 (Share-based Payment). The application of IFRS 5 affects the presentation of the comparative information for 2004 such that the net effect of the tobacco business - which was sold last year - on the result for the period is presented on a single line as a separate item from continuing operations. The 2004 income statement for continuing operations does not include any items related to the tobacco business. According to IFRS 2, warrants granted to the Group's management must be expensed in the income statement. The retroactive application of this standard reduces the previously reported net result for the 2004 financial year by EUR 1.9 million. The key indicators for 2004 have been recalculated, as applicable, to correspond to the changes described above.

OUTLOOK FOR 2005

In 2005, Amer Sports' comparable net sales in local currencies - exclusive of Salomon - are expected to grow by 5% compared with last year.

The Salomon acquisition will substantially increase Amer Sports' net sales in the last quarter of the present year (Salomon's net sales were EUR 253 million in October-December 2004). The Salomon acquisition is estimated to have no significant impact on Amer Sports' earnings per share in the current fiscal year. Earnings per share are expected to amount to EUR 0.90-1.00 (continuing operations in 2004: EUR 0.96).

EUR million. Unaudited.

CONSOLIDATED RESULTS, IFRS

	1-9/ 2005	1-9/ 2004	Change %	7-9/ 2005	7-9/ 2004	Change %	1-12/ 2004
CONTINUING OPERATIONS							
NET SALES	805.2	774.9	4	294.2	278.4	6	1,035.9
Cost of goods sold	-475.5	-452.1		-171.4	-159.6		-600.1
GROSS PROFIT	329.7	322.8	2	122.8	118.8	3	435.8
Licence income	10.5	10.9		3.8	3.9		14.3
Other operating income	8.2	2.6		0.3	0.3		3.3
R&D expenses	-22.7	-22.9		-7.5	-7.5		-31.3
Selling and marketing expenses	-196.4	-187.4		-64.2	-61.3		-245.5
Administrative and other expenses	-60.2	-59.5		-19.7	-20.4		-76.1
EARNINGS BEFORE INTEREST AND TAXES	69.1	66.5	4	35.5	33.8	5	100.5
Financing income and expenses	-3.6	-2.5		-0.8	-1.5		-3.5
EARNINGS BEFORE TAXES	65.5	64.0	2	34.7	32.3	7	97.0
Taxes	-20.6	-18.6		-10.9	-7.8		-28.1
Minority interest	-0.3	-0.2		-0.2	-0.1		-0.3
NET RESULT FROM CONTINUING OPERATIONS	44.6	45.2	-1	23.6	24.4	-3	68.6
DISCONTINUED OPERATIONS							
Net result from	-	13.5		-	-		14.0

discontinued operations

NET RESULT	44.6	58.7		23.6	24.4		82.6
Earnings per share, continuing operations, EUR	0.63	0.64		0.34	0.35		0.96
Earnings per share, diluted, continuing operations, EUR	0.62	0.63		0.33	0.34		0.96
Earnings per share, discontinued operations, EUR	-	0.19		-	0.00		0.20
Earnings per share, diluted, discontinued operations, EUR	-	0.19		-	0.00		0.20
Adjusted average number of shares in issue, million	71.4	71.0		71.4	71.0		71.1
Adjusted average number of shares in issue, diluted, million	72.0	71.3		72.0	71.3		71.3
Equity per share, EUR	6.87	6.30					6.41
ROCE, % *)	17.2	15.4					17.7
ROE, % **)	12.5	17.9					18.7
Average rates used: EUR 1.00 = USD	1.26	1.23					1.24

*) 12 months' rolling average
**) based on total net result

The numbers of shares in issue and other share-based key indicators of comparative figures have been adjusted for the December 2004 bonus issue, 1:2.

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

	1-9/ 2005	1-9/ 2004	Change %	7-9/ 2005	7-9/ 2004	Change %	1-12/ 2004
Racquet Sports	179.6	171.0	5	56.6	54.8	3	210.3
Golf	118.5	126.6	-6	26.5	27.9	-5	147.7
Team Sports	152.6	143.0	7	43.0	38.8	11	185.0
Winter Sports	128.1	125.1	2	93.8	88.6	6	205.6
Fitness Equipment	171.4	151.5	13	57.9	50.1	16	210.1
Sports Instruments	55.0	57.7	-5	16.4	18.2	-10	77.2
Net sales, total	805.2	774.9	4	294.2	278.4	6	1,035.9

EBIT BY BUSINESS AREA

	1-9/ 2005	1-9/ 2004	Change %	7-9/ 2005	7-9/ 2004	Change %	1-12/ 2004
Racquet Sports	26.0	22.4	16	7.3	7.7	-5	26.9
Golf	1.8	3.4	-47	-3.5	-4.6	-	0.5
Team Sports	21.4	18.9	13	3.1	3.6	-14	24.6
Winter Sports	3.2	9.1	-65	23.7	24.0	-1	29.6
Fitness Equipment	17.5	16.3	7	7.1	4.2	69	23.9
Sports Instruments	4.1	5.5	-26	0.9	2.0	-55	8.0

Headquarters	-4.9	-9.1	-	-3.1	-3.1	-	-13.0
EBIT, total	69.1	66.5	4	35.5	33.8	5	100.5

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-9/ 2005	1-9/ 2004	Change %	7-9/ 2005	7-9/ 2004	Change %	1-12/ 2004
Americas	471.7	460.7	2	148.0	139.9	6	597.1
EMEA	241.6	229.5	5	116.1	107.2	8	327.2
Asia Pacific	91.9	84.7	9	30.1	31.3	-4	111.6
Total	805.2	774.9	4	294.2	278.4	6	1,035.9

CONSOLIDATED CASH FLOW STATEMENT

	1-9/ 2005	1-9/ 2004	1-12/ 2004
Net cash from operating activities	32.3	9.3	33.2
Net cash from investing activities	-2.4	-4.4	-8.4
Net cash from financing activities			
Dividends paid	-36.0	-33.1	-33.2
Issue of shares	0.2	3.2	3.2
Change in interest-bearing liabilities	267.0	12.3	-4.7
Net increase/decrease in cash and cash equivalents	261.1	-12.7	-9.9
Cash and cash equivalents at 1 Jan	17.8	27.3	26.9
Cash and cash equivalents at 30 Sep/31 Dec	278.9	14.6	17.0

CONSOLIDATED BALANCE SHEET, IFRS

	30 Sep 2005	30 Sep 2004	31 Dec 2004
Assets			
Goodwill	307.6	301.1	284.2
Other intangible non-current assets	4.7	3.3	4.8
Tangible non-current assets	86.4	90.8	89.4
Other non-current assets	24.7	42.6	20.7
Inventories and work in progress	167.0	150.8	154.4
Receivables	280.2	269.3	260.0
Marketable securities	216.3	-	-
Cash and cash equivalents	62.6	14.6	17.0
Assets	1,149.5	872.5	830.5
Shareholders' equity and liabilities			
Shareholders' equity	494.2	453.3	461.3
Long-term interest-bearing liabilities	6.1	33.0	27.1
Other long-term liabilities	12.9	25.4	12.6
Current interest-bearing liabilities	415.4	137.2	123.1
Other current liabilities	196.0	201.1	182.5
Provisions	24.9	22.5	23.9
Shareholders' equity and liabilities	1,149.5	872.5	830.5
Equity ratio, %	43.0	52.0	55.5
Gearing, %	29	34	29
EUR 1.00 = USD	1.20	1.24	1.36

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2004	97.8	185.5	-24.9	-33.8	1.6	193.3	419.5	3.0	422.5
Warrants exercised	1.3	1.9					3.2		3.2
Cancellation of own shares	-3.9	3.9	24.9			-24.9	0.0		0.0
Translation differences				2.3			2.3		2.3
Cash flow hedges					-1.8		-1.8		-1.8
Dividend distribution						-33.1	-33.1		-33.1
Warrants						1.4	1.4		1.4
Change in minority interests							0.0	0.1	0.1
Net profit for the period						58.7	58.7		58.7
Balance at 30 Sep 2004	95.2	191.3	0.0	-31.5	-0.2	195.4	450.2	3.1	453.3
Balance at 1 Jan 2005	285.7	0.8	0.0	-48.4	0.1	219.9	458.1	3.2	461.3
Warrants exercised		0.2					0.2		0.2
Translation differences				24.1			24.1		24.1
Cash flow hedges					-1.6		-1.6		-1.6
Dividend distribution						-35.7	-35.7		-35.7
Warrants						1.0	1.0		1.0
Change in minority interests							0.0	0.3	0.3
Net profit for the period						44.6	44.6		44.6
Balance at 30 Sep 2005	285.7	1.0	0.0	-24.3	-1.5	229.8	490.7	3.5	494.2

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 Sep 2005	30 Sep 2004	31 Dec 2004
Charges on assets	-	-	-
Mortgages pledged	5.1	7.1	7.1
Guarantees	4.1	2.6	2.7
Liabilities for leasing and rental agreements	38.3	43.3	40.3
Other liabilities	52.4	33.0	29.4

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 Sep 2005	30 Sep 2004	31 Dec 2004
Nominal value			
Foreign exchange forward contracts	201.9	186.0	224.0
Forward rate agreements	300.0	-	-
Interest rate swaps	41.5	100.7	36.7
Fair value			
Foreign exchange forward contracts	-7.3	2.7	10.6
Forward rate agreements	-0.3	-	-
Interest rate swaps	0.5	-0.3	0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	III	II	I	IV	III	II	I	IV
NET SALES	2005	2005	2005	2004	2004	2004	2004	2003*)
Racquet Sports	56.6	62.0	61.0	39.3	54.8	57.5	58.7	37.0
Golf	26.5	44.6	47.4	21.1	27.9	50.1	48.6	22.4
Team Sports	43.0	45.7	63.9	42.0	38.8	42.7	61.5	39.9
Winter Sports	93.8	7.8	26.5	80.5	88.6	7.6	28.9	72.0
Fitness Equipment	57.9	54.5	59.0	58.6	50.1	46.3	55.1	47.7
Sports Instruments	16.4	18.6	20.0	19.5	18.2	20.7	18.8	20.7
Net sales, total	294.2	233.2	277.8	261.0	278.4	224.9	271.6	239.7
EBIT								
Racquet Sports	7.3	9.7	9.0	4.5	7.7	7.5	7.2	1.9
Golf	-3.5	0.8	4.5	-2.9	-4.6	4.8	3.2	-11.5
Team Sports	3.1	5.7	12.6	5.7	3.6	3.0	12.3	4.2
Winter Sports	23.7	-12.1	-8.4	20.5	24.0	-9.8	-5.1	16.0
Fitness Equipment	7.1	4.6	5.8	7.6	4.2	2.6	9.5	7.5
Sports Instruments	0.9	1.5	1.7	2.5	2.0	1.7	1.8	1.6
Headquarters	-3.1	1.9	-3.7	-4.0	-3.0	-4.5	-1.5	-1.9
EBIT, total	35.5	12.1	21.5	33.9	33.9	5.3	27.4	17.8

*) pro forma, excluding tobacco business

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

Amer Sports' 2005 results will be published on Friday, February 10, 2006.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com